Exhibit 6.2

EQUINE CO-OWNERSHIP AND
ACQUISITION AGREEMENT

This Agreement (“Agreement”) is entered into as of the Effective Date set forth in Schedule 1 between Initial Owner (whose full legal name is set forth in Schedule 1) and Investor (whose full legal name is set forth in Schedule 1) with reference to the following facts:

A.	Initial Owner is the sole legal owner of the Horse described in Schedule 1 (“Horse”).

B.	Investor is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in California.

C.	Investor desires to purchase an interest (the “Interest”) in Horse under the terms and conditions set forth in this Agreement.

D.	Once Investor purchases the Interest, a tenancy in common shall be formed amongst each of the owners of the Horse. (The co-owner shall be referred to individually as “Co-Owner” and collectively as “Co-Owners”).

E.	It is Investor’s intent that its members shall be provided with the experience of racehorse ownership including, but not limited to: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track.

F.	Dilution of Investor’s interest or the sale of an interest in the Horse to any other person or entity by Initial Owner for less than the pro rata purchase price set forth herein constitutes a direct conflict of interest with the interests of Investor.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the parties agree as follows:

1.          Formation of Co-Ownership. The business of the Co-Ownership shall be conducted under the name set forth in Schedule 1 and the Horse shall race under the silks identified in Schedule 1. The use of the term “Co-Ownership” to refer to the aggregate of persons owning the Horse as tenants in common pursuant to this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. Each person or entity which acquires a fractional interest in the Horse pursuant to the provisions of this Agreement shall become a Co-Owner of the Co-Ownership.

2.          Relationship of the Co-Owners Amongst Themselves and Manager. For purposes of this Agreement, the Manager is that individual or entity so designated in Schedule 1 of this Agreement. The relationship of the Co-Owners amongst themselves shall be that of tenants in common of a Horse, the right to possession of which shall be vested in the Manager, subject only to the right of the Co-Owners to remove the Manager as set forth herein. The relationship of the Co-Owners to the Manager shall be that of principals and agent as limited by the terms and conditions of this Agreement. The agency of the Manager is one coupled with an interest in the subject matter of the agency during any period in which Horse is maintained under the care of the Manager. Notwithstanding the foregoing, the Manager shall be expressly permitted to conduct other business activities and to accept other engagements, including, without limitation, the management of other Horses, the purchase, sale, racing and breeding of other horses, or any one or more of them.

3.           Contributions and Percentage Interest.

a.	Investor shall pay Initial Owner the Purchase Price set forth in Schedule 1 upon the date established for closing (the “Closing”) set forth in Schedule 1.

b.	Upon Closing, the respective ownership interests of the Co-Owners in the Horse will be as set forth on Schedule 1 and the Co-Ownership shall commence.

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c.	The costs of notifying breed/discipline registries of the transfer described herein with any applicable registries shall be paid by the (select one)

☒ Investor ☐ Co-Ownership.

d.	The following shall be completed simultaneously, and Closing shall occur when each of the following are complete:

i.	The Purchase Price has been fully paid and funds have cleared.

ii.	All contingencies have been waived in writing.

iii.	(select one) ☒ All owners set forth on Schedule 1 shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged; or

☐ The Co-Ownership shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged.

4.          Purpose. The purpose of the Co-Ownership is to train, race, breed and/or sell the Horse listed on Schedule 1 in the Authorized Activities set forth in Schedule 1. All racing income, breeding income, marketing, sponsorship or other income, together with the value of the Interest shall accrue to the benefit of the Co-Ownership.

5.          Contingencies. Investor’s obligation to purchase the Horse is subject to and contingent upon the following:

a.	Veterinary Inspection. Determination by a licensed veterinarian selected and paid for by the Investor that the Horse is in good health and physical condition and fit for its intended purpose as a racehorse. Investor shall, within the number of days set forth in Schedule 1, either approve or disapprove of this contingency provided that Initial Owner allows Investor’s veterinarian immediate access to the Horse for inspection. In the event of a delay in such inspection, one day shall be added to the contingency approval period for each day of delay. If the Horse’s shoes, if any, are removed during the examination, they will be immediately replaced at Investor’s expense.

b.	Verification of Title. Initial Owner shall provide Investor with copies of all registration papers and bills of sale relating to the Horse and Investor shall have five (5) business days after receipt of these documents within which to approve them.

c.	Inspection of All Veterinary Records. Initial Owner shall provide Investor with copies of all veterinary records, including, without limitation, lab reports, x-rays, MRIs and other diagnostic testing results, relating to the Horse and Investor shall have five (5) business days after receipt of these documents within which to approve them.

d.	Other Disclosures. Initial Owner shall provide Investor with any and all other material information relating to the Horse, including, but not limited to disclosure of any and all outstanding invoices that may make the Horse subject to an agister’s lien, any track inquiries or suspensions, prior injuries, surgeries, stable vices (cribbing, weaving, etc.) or other information that may affect the Horse’s value and/or ability to race.

e.	Appraisal. Investor shall be provided the opportunity to have the Horse appraised and/or inspected for value within five (5) calendar days prior to the expiration of the Veterinary Inspection contingency set forth in sub-paragraph (a) above.

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f.	☐ Sale of Co-Ownership Interests. If this provision is selected, Investor has the right to acquire additional Co-Ownership interests as set forth in Schedule 1. This sale of these additional Co-Ownership interests is contingent upon Investor raising sufficient capital from its members to cover the purchase price of the Horse along with a sufficient equity cushion to cover future expenses reasonably anticipated with ownership of the Horse. The amount needed by Investor to fulfill this contingency is within Investor’s sole discretion. Investor shall satisfy this contingency within the time set forth in Schedule 1.

g.	Contingency Removal. In the event Investor does not provide Initial Owner with written notice that it has removed a contingency within the time required by this Agreement, Initial Owner shall provide Investor with a written demand for removal of contingency (“Contingency Removal Demand”). If Investor does not remove the contingency within two (2) business days of the date the Contingency Removal Demand is effective as set forth in the Notice provision below, this Agreement will be deemed null and void and the sale and Co-Ownership shall not proceed.

6.          Warranty of Title. Initial Owner warrants that on Closing, Initial Owner shall have clear title to Horse and Horse is free from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. In the event any claims or demands are made against Initial Owner’s or Investor’s title to the Horse, Initial Owner shall indemnify, defend and hold Investor harmless against such claim or demand at its sole cost and expense from any and all claims or expenses, including reasonable attorney’s fees which may arise by reason thereof.

7.          No Litigation. There is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing pending or, to the best knowledge of the Initial Owners threatened, before any court or governmental or administrative authority or private arbitration tribunal against or relating to or affecting Horse, the Initial Owners or any of the Initial Owner’s assets.

8.          Commissions. Pursuant to California law, Initial Owner shall disclose any and all commissions paid to or received by any individual arising from or relating to this Agreement.

9.          Indemnity. Initial Owners shall jointly and severally indemnify, defend and hold Investor harmless for any and all claims, actions or damages arising from or related to any and all acts of Initial Owners prior to the date of transfer of shares to Investor.

10.          Taxes. Initial Owner shall be liable and shall pay all taxes that may be due by reason of the sale and conveyance of the Horse.

11.          Insurance. In the event Investor wishes to insure its interest in Horse, Initial Owner shall cooperate in providing any and all information requested by the insurance company, including, without limitation, veterinary information and race record. Such insurance will be at Investor’s expense.

12.         Ownership Privileges. Investor shall be entitled to full ownership privileges including, without limitation: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs and/or owner’s boxes at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track. To the extent such privileges are limited, such limitations shall be set forth in Schedule 1.

13.         Publicity Rights and Marketing Content. Initial Owner agrees that their name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by Investor. Initial Owner also agrees that Investor may use Initial Owner’s logo in marketing materials subject to the written permission of Initial Owner on a case by case basis, which permission will not be unreasonably withheld. Initial Investor and Manager agree to provide Investor with information that may be used for marketing content including, without limitation the Horse’s pedigree, career details, manager, trainer and jockey biographies, futurity entries, races entered, post position drawn, and work out times.

14.         Non-Circumvention. The parties to this Agreement agree that the names of Investor’s members are part of a confidential customer list and trade secret. Accordingly, Initial Owner and Manager agree not to initiate direct or indirect contact with any of Investor’s members with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case by case basis. Initial Owner and Manager agree not to undertake any transaction or series of transactions of any kind with Investor’s members or collect fees from Investor’s members without the express prior written consent of Investor, which will not be unreasonably withheld.

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15.         Right of First Refusal. (If selected) If Initial Owner elects to sell additional fractional interests in the Horse to another third-party, Initial Owner shall first offer such fractional interest to Investor on the same terms and conditions as are offered to such third party (the “Offered Terms”). Investor shall have the same number of days as set forth in Section 5(f) above within which accept such offer based upon the Offered Terms. If Investor does not accept said offer within said period, Initial Investor shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Initial Investor does not enter into an agreement with the third-party on the Offered Terms and such transaction does not close within ninety (90) days, Initial Investor’s right to sell a fractional interest in the Horse to a third party shall expire and the procedure set forth in this Section shall be applicable again.

16.         No Dilution. Except as provided in Section 21 of this Agreement, each Co-Owner’s percentage ownership of the Horse shall not be subject to dilution and Investor will maintain the percentage Interest set forth in this Agreement.

17.         Management. Except as otherwise provided in this Agreement, Manager shall have the responsibility for the overall management of the Horse and shall have the authority to decide all matters relating to the management, care, training and racing of the Horse, however, Manager shall communicate regularly to Investor any decisions made in relation to the Horse.

a.	If a sale date is set forth in Schedule 1 (the “Sale Date”), the Manager will seek to sell the Horse by no later than that Sale Date, however, if exceptional circumstances (including injury) make this impracticable, then the Manager will sell the Horse as soon thereafter as it deems reasonable and practicable to do so. In the event that the Manager deems it to be in the interests of the Co-Ownership to sell the Horse before the Sale Date, then Manager shall consult with the Co-Owners and will only proceed with such early sale of the Horse if the percentage of fractional ownership interests set forth in Schedule 1 vote to do so. If there is no Sale Date set forth in Schedule 1, Manager shall make all determinations relating to breeding and retirement except that if the Horse is retired and not suitable for breeding, the Horse shall be placed with a reputable horse retirement organization.

b.	Manager shall employ the degree of care customarily employed by persons who race, maintain and breed horses of the same quality as the Horse.

c.	Manager shall be entitled to the compensation set forth in Schedule 1.

d.	Manager may be removed as set forth in Schedule 1.

18.         Principal Office. The principal office and place of business of the Co-Ownership is set forth in Schedule 1.

19.         Public Liability Insurance. Responsibility of each Co-Ownership member.

20.         Other Insurance.

a.	In the event that an insurance claim is made under an applicable insurance policy, all insurance proceeds received under such policies applicable to the Horse shall be allocated first to payment of the Horse’s expenses, then towards the Co-Ownership.

b.	It is the responsibility of each member of the co-ownership to maintain their own insurance

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21.         Subsequent Capital Contributions. All expenses incurred in connection with the Horse shall be billed monthly and shall appear on an itemized invoice.

a.	Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, legal, accounting and professional fees.

b.	Such expenses shall be billed at cost except as provided in Schedule 1.

c.	Expense invoices shall be paid within thirty (30) days of receipt.

d.	Capital contributions made pursuant to this Section (“Additional Capital Contributions”) shall be made pro rata in accordance with each Co-Owner’s respective Interest as set forth in Schedule 1 unless a Co-Owner fails to make a required Additional Capital Contribution.

e.	The Co-Owners shall make Additional Capital Contributions at such times and in such amounts as may be called for by the Manager in Manager’s reasonable discretion. The Co-Ownership’s books and records will reflect the initial and any Additional Capital Contributions made by the Co-Owners.

f.	In connection with the contribution of property other than cash, the Co-Ownership and a contributing Co-Owner will agree upon the fair market value of contributed property and the capital account balance to be credited to a Co-Owner in exchange for such property.

g.	If any Co-Owner (the “Defaulting Co-Owner”) shall fail to pay all or any part of its share of a required additional Capital Contribution when due (the “Defaulting Co-Owner's Share”), the other Co-Owners who have contributed their share of the Additional Capital Contribution (the “Contributing Co-Owners”) shall have the right for a period of 30 days following the date when the Defaulting Co-Owner's Share was due, to contribute an additional amount equal to the Defaulting Co-Owner's Share. If all Contributing Co-Owners desire to contribute toward such amount, then they shall contribute in proportion to their respective fractional interest or in such other proportions as they may agree. If less than all the Contributing Co-Owners desire to contribute toward such amount, then they may do so in proportion to their respective fractional interests or in such other proportions as they may agree. The Contributing Co-Owners shall communicate promptly with each other for purposes of determining what portion, if any, of the Defaulting Co-Owner's Share they wish to contribute. At the end of the 30-day period referred to above or such earlier date upon which the Contributing Co-Owners shall have contributed the Defaulting Co-Owner's Share, the fractional interests of each Co-Owner shall be adjusted to be the percentage determined by dividing the Defaulting Co-Owner’s initial Capital Contribution plus all prior Additional Capital Contributions made by the Defaulting Co-Owner, including any portion of the Defaulting Co-Owner's Share contributed by the Defaulting Co-Owner, by the aggregate initial Capital Contributions of all Co-Owners plus the aggregate Additional Capital Contributions made by all Co-Owners, including any portion of the Defaulting Co-Owner's Share contributed by them. Such adjustment of Participating Percentages shall be the sole remedy of the Co-Owners and the Co-Ownership in the event that a Co-Owner fails to contribute their share of an Additional Capital Contributions. The adjustment shall be made regardless of whether, and regardless of the extent to which, any Contributing Co-Owner makes an additional contribution toward the Defaulting Co-Owner's Share.

h.	Co-Owner Loans. The Co-Ownership may, in the discretion of the Manager, borrow funds needed for the Co-Ownership's operations from one or more Co-Owners or from third party lenders. Any loans by Co-Owners or Managers to the Co-Ownership shall be made on commercially reasonable terms.

i.	Interest on Capital. No Co-Owner shall be paid interest on any Capital Contribution or Capital Account.

22.         Books and Records. Books and records are to be maintained relating to the operation of the Co-Ownership on a (select one) ☐ cash basis ☐ accrual basis in accordance with generally accepted accounting principles, and such books and records shall be available to all parties for purposes of inspection and copying during normal working hours.

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23.         Distributions. Distributions shall be made annually in the amounts or percentages set forth in Schedule 1.

24.         Co-Owners. No Co-Owner shall have the power or authority to bind the Co-Ownership unless the Co-Owner has been authorized in writing by the Manager to act as an agent of the Co-Ownership. Meetings of Co-Owners shall be held annually, and special meetings may be held as set forth in Schedule 1.

25.         Restrictions on Transfer. No Co-Owner shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Co-Owner’s interest (collectively “Transfer”) except as set forth in Schedule 1. Notwithstanding the foregoing, this provision shall not be construed to prohibit Investor from selling membership interests in Investor.

26.         Short Form Bill of Sale. Upon Closing the parties shall execute a notarized Short Form Bill of Sale similar in the form to that set forth in Exhibit A to this Agreement.

27.         Authority. The parties executing this agreement warrant and represent they have full right, power and authority to enter into this agreement.

28.         Notice. All notices, requests, consents and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sent personally, by national overnight courier service or certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule 1 to this Agreement, or such other address or addresses as a party shall have designated by notice to the other parties in writing. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above. Notices shall be sent to the addresses set forth in Schedule 1 or such other address which is provided in the future in writing.

29.         Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

30.         Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

31.         Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

32.         Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.

33.         Section Headings. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

34.         Governing Law. This Agreement shall be construed according to the laws of the State of California.

35.         Additional Documents. Each party, upon the request of another party, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

36.         Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

37.         Time of the Essence. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

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38.         Further Actions. Each of the parties hereto agree to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

39.         Third Party Beneficiaries. There are no third-party beneficiaries of this Agreement.

40.         Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

41.         Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

42.         Attorneys' Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute. The attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

MANAGER/INITIAL OWNER/INVESTOR:

MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

By: /s/ Michael Behrens

Michael Behrens

Its: Chief Executive Officer

INITIAL OWNER(S):

MICHAEL BEHRENS

By: /s/ Michael Behrens

Michael Behrens

BRUNO DE JULIO

By: /s/ Bruno De Julio

Bruno De Julio

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Schedule 1

Effective Date: 9/4/18

Initial Owner(s): Michael Behrens (51%) and Bruno De Julio (49%)

Investor: My Racehorse CA LLC

Horse Description:

Registered name: Unnamed 2018 Foal - Palace x Ocean Magic

Barn name (nickname, if any): N/A

Sex: Stallion

Color: br

Markings: N/A

Breed: Thoroughbred

Breed registry: N/A

Registration number: N/A

Tattoo or brand:

Horse’s foaling date: 3/27/18

Is the horse microchipped? No                     Microchip #: N/A

Does the horse have a passport? No           Passport #: N/A

Co-Ownership Name (Section 1): 2018 Palace Ocean Magic Colt Co Ownership Group

Racing Silks of (Section 1): MyRacehorse

Manager (Section 2): Co-ownership Group Majority Vote

Purchase Price (Section 3): $30,000

Activities Authorized (Section 4):

X       Training (Selecting the trainer)

X       Racing

X       Racing in Claiming Races (must be specifically authorized)

X       Selling the Horse

X       Rehabilitation

X       Breeding the Horse

X       Gelding the Horse (if it’s a colt)

X       Marketing and acquiring sponsorships

☐      Other (specify):

Closing Date: 9/4/18

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Horse Ownership Interests after Closing:

Name	Address	Percentage Interest
Michael Behrens	5360 Stoneview Road Rancho Cucamonga CA 91739	0%
Bruno Del Julio		49%
MyRacehorse CA LLC	250 West First Street Suite 256 Claremont CA 91711	51%

Number of days within which Veterinary Inspection will be complete: 5 Days

Additional Ownership Interests (Section 5(f)): Not applicable.

Number of days within which Co-Ownership Interests will be sold: _________

Description of additional Co-Ownership Interests available:

______________________________________________________________________________

Limitations on Ownership Privileges (Section 12):

Limit 8 Paddock Passes per race.

Sale date, if any (Section 17(a)): N/A

Percentage of fractional ownership required for early sale (Section 17(a)): N/A

Manager’s Compensation (Section 17(c)): N/A

Removal of Manager (Section 17(d)):

Co-owners may vote at any time to appoint a racing manger whose duties and obligations shall be set forth in an addendum to this agreement

Principal Place of Business (Section 18): N/A

Expenses that shall not be billed at cost (Section 21(b)):

All expenses to be billed at cost.

Distributions shall be made as follows (Section 23):

Directly to Paymaster accounts via pro rata percentage.

Special meetings of Co-Owners (Section 24):

As needed.

Restrictions on Transfers and Methods of Transfer (Section 25):

Approval by majority vote of the co ownership which won’t be unreasonably withheld.

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EXHIBIT A

SHORT FORM BILL OF SALE

FOR VALUABLE CONSIDERATION paid to the Seller listed below, the receipt and sufficiency of which is acknowledge the Buyer listed below sells and delivers the interest in the horse described below:

Seller(s):	Michael Behrens

Buyer:	MyRacehorse CA LLC

Interest:	51%

The Horse described as follows:

Registered name: N/A

Barn name (nickname, if any):

Sex: Colt

Color: b/r

Markings: N/A

Breed: Thoroughbred

Breed registry:

Registration number:

This sale is made pursuant to the terms and conditions of that agreement dated as of the 6th day of ____________, 20___, between Buyer and Seller.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _______________

Subscribed and sworn to (or affirmed) before me on this __ day of __________, 20___,

by _______________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal)	_______________________ (Seller)

(Seal)	_______________________ (Seller)

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